UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: October, 2016

Platinum Group Metals Ltd.

(SEC File No. 001-33562)

Suite 788 — 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 20, 2016	“R. Michael Jones”
R. MICHAEL JONES
DIRECTOR & CEO

EXHIBIT INDEX

EXHIBITS 99.2 AND 99.3 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-213985), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS 99.4, 99.5, 99.6 AND 99.7 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-213985), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit No.	Description

99.1	News Release dated October 19, 2016.

99.2	Material Change Report dated October 20, 2016.

99.3	Independent Technical Report on the Waterberg Project including Mineral Resource Update and Pre-Feasibility Study dated October 19, 2016.

99.4	Consent of Gordon Cunningham dated October 19, 2016.

99.5	Consent of Robert Goosen dated October 19, 2016.

99.6	Consent of Charles Muller dated October 19, 2016.

99.7	Consent of R. Michael Jones dated October 19, 2016.

99.8	Certificate of Qualified Person, Gordon Cunningham, dated October 19, 2016.

99.9	Certificate of Qualified Person, Robert Goosen, dated October 19, 2016.

99.10	Certificate of Qualified Person, Charles Muller, dated October 19, 2016.